SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 2026

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1	Press release — GDS to Hold Extraordinary General Meeting and Additional Shareholders Meetings on February 24, 2026
99.2	Notice of Extraordinary General Meeting
99.3	Proxy Statement for Extraordinary General Meeting
99.4	Proxy Card for Extraordinary General Meeting
99.5	Notice of General Meeting of Holders of the Class A Ordinary Shares of the Company
99.6	Proxy Statement for General Meeting of Holders of the Class A Ordinary Shares of the Company
99.7	Proxy Card for General Meeting of Holders of the Class A Ordinary Shares of the Company
99.8	Notice of General Meeting of Holders of the Series A Preferred Shares of the Company
99.9	Proxy Statement for General Meeting of Holders of the Series A Preferred Shares of the Company
99.10	Proxy Card for General Meeting of Holders of the Series A Preferred Shares of the Company
99.11	Notice of General Meeting of Holders of the Class B Ordinary Shares of the Company
99.12	Proxy Statement for General Meeting of Holders of the Class B Ordinary Shares of the Company
99.13	Proxy Card for General Meeting of Holders of the Class B Ordinary Shares of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: January 26, 2026	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer

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